SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH January 30, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	January 30, 2008

TAM concludes 30 business agreements and has 64 airline
partners abroad

Partnerships make it possible to offer connections to a variety of destinations worldwide at competitive prices

São Paulo, January 30, 2008 – TAM (Bovespa: TAMM4 and NYSE: TAM) concluded 30 SPA (Special Prorate Agreement) business agreements in 2007, and in doing so, now maintains SPA partnerships with 64 international airlines operating in practically every country in South America, North America, Europe, the Middle East, Africa, Asia and Oceania. Partnerships of this kind make it possible for TAM to offer its customers the convenience of purchasing one single airline ticket with the Company and flying from Brazil to diverse destinations throughout the world, at prices that are more competitive than the passenger would obtain if purchasing each ticket separately.

These partnerships make it possible for passengers to make connections to a variety of international destinations, from direct flights and daily flights currently operated by TAM to South America (Buenos Aires, Cordoba, Caracas, Santiago, Asuncion, Ciudad del Este and Montevideo), the United States (Miami and New York) and Europe (Frankfurt, London, Madrid, Milan and Paris). Using these services, TAM passengers can reach major cities such as Doha in Qatar, Dubai in the United Arab Emirates, Tokyo, Nagoya, Osaka, Seoul, Beijing and Hong Kong in the Far East.

Among the 64 international airlines with which TAM has SPA agreements are: LAN Alliance, Copa, Aeropostal and TACA in South America; Aeromexico and Mexicana in Mexico; United Airlines, US Airways, American Airlines, Delta and Continental in the USA; Air France, TAP, Lufthansa, Alitalia, British Airways, British Middland, KLM, Iberia, Swiss, SAS, Austrian, Finnair and Lot Polish in Europe; Emirates, Qatar, Etihad, Middle East and El Al in the Middle East; Air China, Asiana, China Eastern, China Southern, Japan Airlines, All Nippon Airways, Korean, Malaysian, Cathay Pacific, and Singapore Airlines in Asia; Qantas in Oceania; and South African in Africa.

SPA partnerships are only possible because TAM maintains MITA (Multilateral Interline Traffic Agreement) traffic agreements with nearly 130 international airlines that are IATA (International Air Transport Association) members. These agreements make it possible for the Company to provide greater coverage of its international network and offer more options to its customers, since in such cases the traveler can also purchase a ticket directly from TAM for several segments and fly with a number of different airlines to any destination worldwide.

Interline Electronic Tickets – TAM has also concluded agreements with 17 international companies for the establishment of the Interline Electronic Ticket (IET). With the implementation of these agreements, TAM can issue electronic tickets (e-tkts) that are accepted by Air Canada, Aeromexico, Air France, American Airlines, British Airways, Copa, Jal, KLM, Lan Chile, Lan Peru, Lan Argentina, Lan Ecuador, Mexicana, Swiss, TAP and TAM Mercosur, while electronic tickets issued by these companies are also accepted at TAM check-in counters. Until the end of the first six months of the year, the Company intends to set up this system with an additional 30 international companies, offering passengers the convenience of having a single electronic ticket issued for all phases of a trip involving flights operated by TAM and an international partner. It also provides greater security for the passenger, who needs only to present identification and the ticket number at check-in time to request a boarding pass covering each stage of the trip.

Advantages of code share – In further efforts to offer its passengers more comfortable and convenient services, TAM has entered into strategic code share partnerships (operational agreements for sharing of flights) with international companies that are leaders in their home markets, providing greater integration among respective air travel networks and making it possible to offer passengers more options for scheduling flights, in addition to ensuring more convenient connections in Brazil and abroad. It also makes it possible to offer passengers the advantages of frequent flyer programs of partner airlines and individualized service, with direct baggage transfer through to the final destination.

At present, TAM has code-share agreements with Air France and TAP, with the companies of the LAN Alliance (Lan Chile, Lan Argentina and Lan Peru) and with United Airlines. Recently, it signed a code share agreement with Lufthansa, with the prospect of implementing this type of strategic partnership this

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM Linhas Aereas (www.tam.com.br) has been domestic market leader since July of 2003, and closed the month of December 2007 with a 48.6% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations nationwide. TAM’s market share among Brazilian companies operating international airlines was 70% in December. Operations abroad include direct flights to eleven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). With TAM Mercosur, it also serves Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia), among other South American cities. It has code-share agreements with international companies, allowing for the sharing of seats on flights with international companies, enabling passengers to travel to 62 other destinations in the USA, South America and Europe. A pioneer in Brazil’s airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 4.3 million members and has issued more than 5 million tickets redeemed with frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.